FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2025
With Report and Supplementary Report of Independent Registered Public Accounting Firm

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition has been separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13753 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Credit Agricole Securities (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 Avenue of the Americas – 6th Floor
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Maria Gerold | 212-261-3866 | maria.gerold@ca-cib.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars LLP
(Name – if individual, state last, first, and middle name)

| 135 West 50th Street | New York | NY | 10020-1299 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/03 | 686 |
|---|---|
| (Date of Registration with PCAOB) (if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

We, Stephane Publie and Maria Gerold, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of Credit Agricole Securities (USA) Inc., as of December 31, 2025, is true and correct. We further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Chief Executive Officer

Signature: ______________________

Title: Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [X] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [X] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- X (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- X (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Crédit Agricole Securities (USA) Inc.

## Financial Statements and Supplemental Schedules

### Year Ended December 31, 2025

## Contents

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



# Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Crédit Agricole Securities (USA) Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the "Company") as of December 31, 2025, the related statements of income and comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying information contained in Schedules I, II, III, and IV ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

**Forvis Mazars, LLP**

**New York, New York**
**February 26, 2026**

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

# Crédit Agricole Securities (USA) Inc.

## Statement of Financial Condition

December 31, 2025
*(Dollars in Thousands Except for Share and Par Value Information)*

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 17,821 |
| Financial instruments owned, at fair value ($0 pledged as collateral) | | 358,935 |
| Securities purchased under agreements to resell, including $204,200 of securities segregated in accordance with Rule 15c3-3 | | 1,536,247 |
| Receivables from brokers, dealers, and clearing organizations | | 91,868 |
| Receivables from customers | | 12,019 |
| Deferred tax assets, net | | 10,337 |
| Other assets | | 37,877 |
| Total assets | $ | 2,065,104 |

**Liabilities and stockholder's equity**

Liabilities:

| | | |
|---|---|---:|
| Financial instruments sold, not yet purchased, at fair value | $ | 73,584 |
| Payables to brokers, dealers, and clearing organizations | | 26,413 |
| Payables to customers | | 39,392 |
| Federal and state income taxes payable | | 38,589 |
| Other liabilities and accrued expenses | | 61,561 |
| | | 239,539 |
| | | |
| Liabilities subordinated to claims of general creditors | | 280,000 |

Stockholder's equity:

| | | |
|---|---|---:|
| Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding) | | 10 |
| Additional paid-in capital | | 1,123,794 |
| Retained earnings | | 423,892 |
| Accumulated other comprehensive loss | | (2,131) |
| Total stockholder's equity | | 1,545,565 |
| Total liabilities and stockholder's equity | $ | 2,065,104 |

*See notes to financial statements.*

# Crédit Agricole Securities (USA) Inc.

## Statement of Income and Comprehensive Income

Year Ended December 31, 2025
*(Dollars in Thousands)*

**Revenues**

| | |
|---|---:|
| Investment banking | $ 193,190 |
| Interest and dividends | 85,258 |
| Service fees | 26,813 |
| Net loss from principal transactions | (5,645) |
| Commission income | 15,357 |
| Other income | 2,927 |
| Total revenues | 317,900 |

**Expenses**

| | |
|---|---:|
| Employee compensation and benefits | 59,021 |
| Service fees | 65,085 |
| Interest | 31,532 |
| Communications and data processing | 4,562 |
| Professional services | 8,832 |
| Clearance and floor brokerage | 3,256 |
| Promotional expense | 1,235 |
| Travel and entertainment | 772 |
| Occupancy and equipment costs | 659 |
| Other expenses | 4,093 |
| Total expenses | 179,047 |
| | |
| Income before income tax expense | 138,853 |
| Income tax expense | 31,791 |
| | |
| Net income | $ 107,062 |

**Other comprehensive income**

| | |
|---|---:|
| Gain from pension and other post-retirement benefits (net of $156 tax) | $ 469 |
| Comprehensive income | $ 107,531 |

*See notes to financial statements.*

# Crédit Agricole Securities (USA) Inc.

## Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025
*(Dollars in Thousands)*

| | Common Stock | Additional Paid-in Capital | Retained Earnings/(Accumulated Deficit) | Accumulated Other Comprehensive (Loss) | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance - Jan 1, 2025 | $ 10 | $ 723,794 | $ 316,830 | $ (2,600) | $ 1,038,034 |
| Net income | - | - | 107,062 | - | 107,062 |
| Additional capital received | - | 400,000 | - | - | 400,000 |
| Other comprehensive income: Gain from pension and other post-retirement benefits, (net of $156 tax) | - | - | - | 469 | 469 |
| Balance - Dec 31, 2025 | $ 10 | $ 1,123,794 | $ 423,892 | $ (2,131) | $ 1,545,565 |

*See notes to financial statements.*

# Crédit Agricole Securities (USA) Inc.

## Statement of Changes in Liabilities
## Subordinated to Claims of General Creditors

Year Ended December 31, 2025
*(Dollars in Thousands)*

|  |  |
|---|---:|
| Balance, January 1, 2025 | $ 280,000 |
| Increase: | |
| Issuance of subordinated loan | -- |
| Decrease: | |
| Payment of subordinated loan | -- |
| Balance, December 31, 2025 | $ 280,000 |

*See notes to financial statements.*

# Crédit Agricole Securities (USA) Inc.

## Statement of Cash Flows

### Year Ended December 31, 2025
*(Dollars in Thousands)*

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 107,062 |
| | |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 1 |
| Deferred tax benefit | (334) |
| Decrease (increase) in operating assets: | |
| Financial instruments owned, at fair value | 405,167 |
| Securities purchased under agreements to resell | (891,694) |
| Securities borrowed | 69,611 |
| Receivables from brokers, dealers, and clearing organizations | (7,571) |
| Receivables from customers | 21,290 |
| Other assets | (9,251) |
| Increase (decrease) in operating liabilities: | |
| Financial instruments sold, not yet purchased, at fair value | (148,938) |
| Payables to brokers, dealers, and clearing organizations | 20,489 |
| Payables to customers | (14,754) |
| Federal and state income taxes payable | 11,107 |
| Other liabilities and accrued expenses | 7,021 |
| **Net cash used in operating activities** | (400,794) |
| | |
| **Cash flows from financing activities** | |
| Additional paid-in capital | 400,000 |
| **Net cash provided by financing activities** | 400,000 |
| | |
| **Net decrease in cash** | (794) |
| Cash at January 1, 2025 | 18,615 |
| Cash at December 31, 2025 | $ 17,821 |
| | |
| **Supplemental cash flow disclosures** | |
| Cash paid during the year for income taxes | $ 21,031 |
| Cash paid during the year for interest | $ 35,922 |

*See notes to financial statements.*

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements

December 31, 2025
*(Dollars in Thousands)*

## 1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly-owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly-owned subsidiary of Crédit Agricole S.A. The Company is a registered securities clearing broker and dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

In its capacity as a securities broker-dealer, the Company provides its clients brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets. The Company operates as one reportable operating segment, which provides broker-dealer services. The Company has identified its Board of Directors as the chief operating decision maker ("CODM"), which uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company as of and for the year ended December 31, 2025 have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

## 2. Summary of Significant Accounting Policies (continued)

### Accounting Estimates

The preparation of the financial statements in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

### Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $17,813 and another bank in the amount of $8. The Company has no restricted cash balance as of December 31, 2025.

### Customer Facilitation Activities

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. During the year and as of December 31, 2025, the Company has maintained a margin account only for its affiliate, Credit Agricole Corporate and Investment Bank - France. There was no margin extended during the year.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

### Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value with related changes in unrealized appreciation or depreciation reflected in net gain / (loss) from principal transactions.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis on the Statement of Income and Comprehensive Income under net gain / (loss) from principal transactions.

Pending trades are amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition. Trades pending settlement at December 31, 2025 were subsequently settled with no material effect on the Company's financial statements.

### Securities Purchased Under Agreements To Resell And Securities Sold Under Agreements To Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession or control of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

### Receivables from / Payables to brokers, dealers, and clearing organizations

Receivables from and payables to brokers, dealers, and clearing organizations include amounts due on cash and margin accounts on a settlement date basis, and securities failed-to-

## 2. Summary of Significant Accounting Policies (continued)

deliver/receive. Fail-to-deliver/receive are cleared as securities are received / delivered and cash is exchanged – receive versus payment (RVP) or delivery versus payment (DVP).

### Offsetting Assets and Liabilities

U.S. GAAP permits securities purchased under agreements to resell and securities sold under agreements to repurchase to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has elected to net certain resale and repurchase agreements with the same counterparty on the Statement of Financial Condition when the requirements of FASB Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercising the termination of the repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

### Securities Borrowed

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary. Rebate interest revenue is recorded on an accrual basis in the Statement of Income and Comprehensive Income under interest and dividend income. The balance of cash collateral advanced to counter parties for securities borrowed transactions at December 31, 2025 was zero.

### Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

**2. Summary of Significant Accounting Policies (continued)**

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

**Investment Banking**

The Company applies ASC 606, *Revenue from Contracts with Customers*, when determining the revenue it expects for the transfer of promised goods and services to customers.

ASC 606 directs entities to recognize revenue when the promised goods or services are transferred to the customer. The amount of revenue recognized should equal the total consideration an entity expects to receive in return for the goods or services. The following steps are applied by the Company when determining the amount and timing of revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

# Crédit Agricole Securities (USA) Inc.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 2. Summary of Significant Accounting Policies (continued)

Investment banking revenues are analyzed and recognized under the guidance of ASC 606. It includes fees arising from securities offerings in which the Company acts as an underwriter or agent. Syndicate expenses are estimated in accordance with Company policy at the recognition date and adjusted (if needed) at the settlement date in operating expenses. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable. Substantially all of the investment banking revenue is comprised of underwriting fees earned by the Company. There is no significant gap between the timing of satisfaction of performance obligations and the timing of payment. There are no unusual payment terms.

*Underwriting fees* - The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in various operating expenses at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

For the year ended December 31, 2025, underwriting fees were $183,571.

*M&A advisory fees* - The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance obligations under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

**2. Summary of Significant Accounting Policies (continued)**

For the year ended December 31, 2025, M&A advisory fees were $7,862 and other investment banking fees were $1,757.

**Interest and Dividends**

Interest and dividend revenues are earned from the underlying securities owned and collateralized financing transactions and are accounted for on an accrual basis. Interest expense is incurred on collateralized financing transactions and subordinated borrowings and is accounted for on an accrual basis.

**Credit Losses**

The Company applies ASC 326, *Financial Instruments – Credit Losses* to all financial instruments that are not accounted for at fair value through net income.

The Company has performed an analysis of its financial instruments at amortized cost under ASC 326 and its related amendments, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has concluded that no impairment charges were necessary. This is mainly due to the short duration of its contracts, together with the daily collateral adjustments for those contracts, that any impact would be immaterial as these financial instruments are well secured.

**Translation of Foreign Currencies**

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange, while income statement accounts are translated at a rate of exchange on the date the transactions occur. Gains or losses resulting from foreign currency transactions are included in the Statement of Income and Comprehensive Income under other income or other expenses.

**2. Summary of Significant Accounting Policies (continued)**

**Employee Benefit Plans**

*Defined Benefit Plans*

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values represented by observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rate at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate is selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets immediately to other comprehensive income. The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

# Crédit Agricole Securities (USA) Inc.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 2. Summary of Significant Accounting Policies (continued)

*Defined Contribution Plan*

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year. The contributions required to be made by the Company for any year are charged as an expense in that year.

### Other Liabilities and Accrued Expenses

These consist primarily of interest, dividends, bonuses, and miscellaneous payables, as well as deferred salaries, deferred bonuses, and pension expense.

### Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, the Company reflects the state tax on income and capital as income tax expense on its Statement of Income and Comprehensive Income and not as operating expenses.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

## 3. Recently-Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. This ASU requires incremental disclosures primarily related to the reconciliation of the statutory income tax rate to the effective income tax rate, as well as income taxes paid. This ASU became effective for the Company in January 2025. Since this ASU only requires additional disclosures, adoption of this ASU did not have an impact on the Company's financial condition, results of operations or cash flows. See Note 11 for further information.

## 4. Securities Segregated Under Federal and Other Regulations

At December 31, 2025, the Company had segregated $193,754 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $189,879.

In addition, at December 31, 2025, the Company had segregated $10,446 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the Statement of Financial Condition, are subject to a 2% haircut for regulatory reserve purposes which resulted in a net amount of $10,237.

In addition, securities with fair value of $31,021 that are reported as securities purchased under agreements to resell on the Statement of Financial Condition, are segregated for deposits at clearing organizations. The $31,021 consists of $20,133 with FICC and $10,888 with NSCC.

# Crédit Agricole Securities (USA) Inc.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2025, are as follows:

| | | |
|---|---|---:|
| Receivables from brokers, dealers, and clearing organizations: | | |
| Securities failed to deliver | $ | 53,110 |
| Receivables from clearing organizations | | 29,582 |
| Other receivables | | 9,176 |
| | $ | 91,868 |
| | | |
| Payables to brokers, dealers, and clearing organizations: | | |
| Securities failed to receive | $ | 20,646 |
| Payables to clearing organizations | | 5,517 |
| Other payables | | 250 |
| | $ | 26,413 |

Receivables from clearing organizations represent balances to satisfy margin requirements and consist predominantly of $24,500 for the National Securities Clearing Corporation, $1,092 for Euroclear, and $3,990 for Depository Trust and Clearing Corporation.

Other receivables above consist predominantly of underwriting fees receivable of $9,074, net pending trades of $100, and correspondent clearing receivables of $2.

### 6. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due or owed on securities clearing transactions. Securities owned by customers are held as collateral for these receivables. These amounts are entirely attributable to trades that had not yet cleared as of December 31, 2025.

### 7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature, frequent repricing, and limited credit risk. Financial instruments recorded at contracted amounts

*(Dollars in Thousands)*

**7. Fair Value Measurements (continued)**

approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and clearing organizations. The carrying amount of the liabilities subordinated to claims of general creditors was generally consistent with its estimated fair value at December 31, 2025. Substantially all financial assets and liabilities carried at contract and/or amortized cost basis are Level 2.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Financial instruments owned, at fair value: | | | | |
| U.S. government obligations | $ 61,716 | $ – | $ – | $ 61,716 |
| Corporate debt securities | – | 277,426 | – | 277,426 |
| Equity securities | 984 | – | – | 984 |
| Structured note | – | 18,809 | – | 18,809 |
| | $ 62,700 | $ 296,235 | $ – | $ 358,935 |

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Liabilities** | | | | |
| Financial instruments sold, not yet purchased, at fair value: | | | | |
| U.S. government obligations | $ 33,179 | $ – | $ – | $ 33,179 |
| Corporate debt securities | – | 40,405 | – | 40,405 |
| | $ 33,179 | $ 40,405 | $ – | $ 73,584 |

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 7. Fair Value Measurements (continued)

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. Furthermore, there were no purchases, sales, and unrealized / realized gains and losses related to Level 3 assets and liabilities during the year ended December 31, 2025.

The valuation techniques for the above financial instruments are as follows:

- **U.S. government obligations** – U.S. treasury securities are measured based on quoted market prices and are categorized as Level 1 of the fair value hierarchy.

- **Corporate debt securities** – Corporate debt securities held by the Company are traded over-the-counter and are classified as Level 2 of the fair value hierarchy. Prices of debt securities are valued using pricing from various market data sources.

- **Equity securities** – Exchange traded equity securities are measured based on quoted exchange prices in active markets and are categorized as Level 1 of the fair value hierarchy. The Company does not have non-exchange traded equity securities as of December 31, 2025.

- **Structured note** – the Structured note held by the Company is classified as Level 2 of the fair value hierarchy. The valuation of this note is based on inputs that are observable.

### 8. Securities Received / Delivered as Collateral

At December 31, 2025, there were no Company-owned securities pledged to counterparties where the counterparty has the right, by the contract or customer, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or customer to sell or re-pledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2025, is $1,575,863, which is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations. In the normal course of business, $235,221 of this collateral is used by the Company to meet pledging requirements of customers and clearing organizations.

## 9. Offsetting

The following table presents as of December 31, 2025, the gross and net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the Statement of Financial Condition on a net basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met.

| | Gross Amounts | Amounts Offset on the Statement of Financial Condition | Net Amounts Presented on the Statement of Financial Condition | Amounts Not Offset on the Statement of Financial Condition (a) | Net Amounts (b) |
|---|---|---|---|---|---|
| **Financial Assets** | | | | | |
| Securities purchased under agreements to resell | 1,591,843 | $(55,596) | $1,536,247 | --- | $1,536,247 |
| **Financial Liabilities** | | | | | |
| Securities sold under agreements to repurchase | $(55,596) | $55,596 | --- | --- | --- |

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

## 9. Offsetting (continued)

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The gross fair value of the collateral that the Company had received and pledged under enforceable master agreements amounts to $1,575,863 and $56,316, respectively.

## 10. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus a range of mark-ups between 0% and 11%. The Company also enters into securities transactions and financing transactions with its affiliates.

As of December 31, 2025, Parent and other affiliate-related balances included in the Statement of Financial Condition consist of the following:

| | | |
|---|---|---|
| Assets: | | |
| Cash | $ | 17,813 |
| Financial instruments owned, at fair value | | 35,715 |
| Securities purchased under agreements to resell | | 570,451 |
| Receivables from brokers, dealers, and clearing organizations | | 39,820 |
| Other assets | | 14,493 |
| Total | $ | 678,292 |
| | | |
| Liabilities: | | |
| Financial instruments sold, not yet purchased, at fair value | $ | 11,484 |
| Payables to brokers, dealers, and clearing organizations | | 5,067 |
| Federal and state income taxes payable | | 28,925 |
| Other liabilities and accrued expenses | | 9,383 |
| Total | $ | 54,859 |
| | | |
| Liabilities subordinated to claims of general creditors | $ | 280,000 |

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

22

*(Dollars in Thousands)*

**10. Related-Party Transactions (continued)**

Cash represents funds deposited with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch.

The financial instruments owned and financial instruments sold largely represent bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The securities purchased under agreements to resell are due to the Company's investment of excess cash and are predominantly with our affiliate Credit Agricole – New York Branch.

The balances reflected in receivables from and payables to brokers, dealers, and clearing organizations predominantly represent failed securities clearing transactions for the Company's affiliates.

Other assets are predominantly comprised of $13,886 of intercompany receivables on underwriting.

Other liabilities and accrued expenses are predominantly comprised of $116 of subordinated loan interest payable and $8,719 of payables to affiliates for intercompany services.

The Company earns service fee income from affiliates related to various administrative and operational functions performed by the Company. For the year ended December 31, 2025, service fee income related to affiliates totaled $26,813.

The Company incurs a service fee expense to affiliates related to various administrative and operational functions performed by such affiliates. For the year ended December 31, 2025, service fee expenses related to affiliates totaled $65,085.

The Company's affiliates may participate in the underwriting revenues where the Company acts as a lead or one of the underwriters. Of the total investment banking revenue of $193,190, the total underwriting revenue earned from the Company's participation in affiliate underwritings amounts to $46,022. The revenue share of the Company's affiliates is not included in the Company's revenues on the accompanying Statement of Income and Comprehensive Income.

Reverse repurchase interest income with affiliates total $18,094.

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

## 10. Related-Party Transactions (continued)

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $280,000. For the year ended December 31, 2025, interest expense related to this loan totaled $16,233.

The Company also had a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. This loan agreement ended on June 30, 2025. The purpose of this loan agreement, which provided a revolving line of $600,000, was to help the Company finance its activities in a regulatory capital-efficient manner. The Company did not draw down on this facility at any time during 2025. For the year ended December 31, 2025, commitment fee expense related to this revolving line totaled $930, which is included in interest on the Statement of Income and Comprehensive Income.

The Company's federal tax liabilities are $28,925 as of December 31, 2025 and are settled through its Parent. See Income Taxes footnote below for respective amounts.

## 11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent, as well as combined returns with other unitary group members for state and local tax return purposes, including New York State and New York City. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the Company and its subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

*(Dollars in Thousands)*

**11. Income Taxes (continued)**

Total provision for income taxes for the year ended December 31, 2025, is summarized below:

| | |
|---|---|
| Current taxes: | |
| Federal income tax expense | $ 28,925 |
| State and city income tax expense | 3,200 |
| Total current tax expense | 32,125 |
| | |
| Deferred taxes: | |
| Federal deferred tax benefit | $ (409) |
| State and local deferred tax expense | 75 |
| Total deferred tax benefit | (334) |
| | |
| Total income tax expense | $ 31,791 |

For the year ended December 31, 2025, the Company's domestic income before income taxes was $138,853. The Company does not have income from foreign sources and therefore does not have any foreign income tax.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 11. Income Taxes (continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

| Year ended December 31, 2025 | Amount | Percent |
|---|---|---|
| U.S. Federal Statutory Tax Rate | $29,159 | 21.00% |
| Permanent Items - Current | 71 | 0.05% |
| State Tax Expense, net of Federal Income Tax Effect (a) | 2,639 | 1.90% |
| Multi-State Reserve | (151) | (0.11)% |
| Change in Tax Rate | 73 | 0.05% |
| **Effective Tax Rate** | **$31,791** | **22.90%** |

(a) State taxes related to New York State and New York City made up greater than 50 percent of the tax effect in this category.

Please note - There are no valuation allowances, tax credits, or other unrecognized tax benefits.

The effective tax rate differs from the federal statutory tax rate of 21%. This difference can be attributed primarily to adjustments related to state and local taxes, along with meals and entertainment, and travel expenses.

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

## 11. Income Taxes (continued)

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the net deferred tax asset:

| | |
|---|---|
| Deferred tax asset: | |
| Deferred Compensation | 9,510 |
| Other | 3,206 |
| Total | 12,716 |
| Deferred tax liability: | |
| Deferred Pension and Right of use Liabilities | (733) |
| Other | (1,646) |
| Total | (2,379) |
| Deferred Net Tax asset | $10,337 |

There was a net increase of $178 to the net deferred tax asset balance. Such increase was primarily the result of increases to deferred compensation and the global profit split. Based on all available evidence, including a history utilizing tax attributes in prior years and revenue projections for the Company, it has been determined that a valuation allowance is not required.

For the year ended December 31, 2025, the Company made payments to the Parent related to the federal taxes in the amount of $20,322. The Company also paid estimated taxes to Florida $544, Connecticut $113, and Pennsylvania $52.

As of December 31, 2025, the Company had a net tax liability of $(38,589) that is included in the accompanying statement of financial condition.

The Company's policy for interest and penalties, if any, related to uncertain tax positions is to recognize the expense in pretax income and to include the expense in the interest expense or penalties line in the statement of income and comprehensive income. Liabilities for interest and penalties, if any, are included as other liabilities and accrued expenses in the statement of financial

**11. Income Taxes (continued)**

*(Dollars in Thousands)*

condition. The Company has an amount of $948 to multi-state liabilities consisting of $827 of tax and $121 of interest as of December 31, 2025.

As of December 31, 2025, there are no on-going examinations and the Company's tax years 2019 through 2025 remain subject to, or are open for, examination by one or more major tax jurisdictions.

## 12. Commitments and Contingencies

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company contests liability and / or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the Statement of Financial Condition, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income as required in Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 450 *Contingencies*. The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company. As of December 31, 2025, the Company has no legal loss accruals recorded on the Statement of Financial Condition.

As of December 31, 2025, the Company has provided a contingent liquidity facility to FICC in the amount of $5,171.

In addition, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

*(Dollars in Thousands)*

**13. Employee Benefit Plans**

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65.

The Company's qualified plans include a defined contribution plan, i.e. a 401(k) Savings Plan that allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code); a noncontributory Retirement Plan (which was frozen on December 31, 2008) and defined contribution plans (which were frozen on March 1, 1996 and December 31, 2005).

The Company's nonqualified plans include a voluntary bonus deferral plan that are eligible to managing directors and above whereby participants can defer up to 100% of their cash bonus; a deferred salary and supplemental plan that allowed certain executive employees to make pre-tax contributions above the 401(k) limits into an excess plan (which was frozen as of December 31, 2007); and a supplemental executive retirement plan that was designed to make-up the benefit which the qualified plan could not provide due to salary limitations (which was frozen on December 31, 2008).

The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $2,029 at December 31, 2025, is recognized in the accompanying Statement of Financial Condition in other liabilities and accrued expenses as accrued pension liability.

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

# Crédit Agricole Securities (USA) Inc.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 13. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2025:

|  | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| **Reconciliation of projected benefit obligation:** | | |
| Projected benefit obligation, December 31, 2024 | $ 30,024 | $ 2,712 |
| Transfers | 169 | – |
| Interest cost | 1,599 | 145 |
| Actuarial (gain)/loss - due to experience | 164 | (17) |
| Actuarial (gain)/loss - due to financial assumption changes | 522 | 41 |
| Actuarial (gain)/loss – due to demographic assumption changes | -- | -- |
| Benefits paid | (1,245) | (87) |
| Projected benefit obligation, December 31, 2025 | $ 31,233 | $ 2,794 |
| | | |
| **Reconciliation of fair value of plan assets:** | | |
| Fair value of plan assets as of December 31, 2024 | $ 30,201 | $ – |
| Transfers | 169 | – |
| Actual return on assets | 2,873 | – |
| Settlements paid | -- | – |
| Employer contribution | -- | 87 |
| Benefits paid | (1,245) | (87) |
| Fair value of plan assets as of December 31, 2025 | 31,998 | – |
| Funded / (Unfunded) status as of December 31, 2025 | $ 765 | $ (2,794) |

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

**13. Employee Benefit Plans (continued)**

The assumptions used in the measurement of the benefit obligations are shown in the following table:

| | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| Weighted-average assumptions used to determine benefit obligations: | | |
| Discount rate | 5.30% | 5.30% |
| Expected return on plan assets | 6.50% | N/A |
| Rate of compensation increase | N/A | N/A |
| Measurement date | 12/31/25 | 12/31/25 |

The following table provides the components of net periodic cost for the plans for the year ended December 31, 2025:

| | Qualified Plan | Non-Qualified Plans |
|---|---|---|
| Components of net periodic retirement cost: | | |
| Service cost | $ – | $ – |
| Interest cost | 1,599 | 145 |
| Expected return on plan assets | (1,932) | – |
| Settlement recognition of net (gain)/loss | -- | – |
| Amortization of unrecognized loss (gain) | 424 | (30) |
| Curtailment impact | – | – |
| Net periodic pension cost | $ 91 | $ 115 |

For the year ended December 31, 2025, the Company reclassified $(206) of net period pension cost from other comprehensive income to net income.

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

**13. Employee Benefit Plans (continued)**

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

| | Fair Market Value | Percentage |
|---|---|---|
| **Mutual funds** | | |
| Equity securities | $ 7,999 | 25.0% |
| Debt securities | 23,263 | 72.7% |
| Real estate | 672 | 2.1% |
| Cash | 64 | 0.2% |
| Other | -- | 0.0% |
| Total pension plan assets | $ 31,998 | 100.0% |

The strategic target of the Plan's asset allocations is as follows:

| | Target Asset Allocation |
|---|---|
| Equity securities | 22.0% |
| Debt securities | 76.0% |
| Real estate | 2.0% |

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

Crédit Agricole Securities (USA) Inc.

Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 13. Employee Benefit Plans (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

*Mutual funds:* Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable expected return on assets is 6.50%.

At December 31, 2025, future plan benefits expected to be paid through 2034 are as follows:

|  | Qualified Plan | | Non-Qualified Plans | |
|---|---|---|---|---|
| 2026 | $ | 2,125 | $ | 193 |
| 2027 | | 1,580 | | 162 |
| 2028 | | 1,665 | | 182 |
| 2029 | | 1,793 | | 183 |
| 2030 | | 1,882 | | 195 |
| 2031 – 2035 | | 10,645 | | 1,063 |
| | $ | 19,690 | $ | 1,978 |

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

*(Dollars in Thousands)*

## 13. Employee Benefit Plans (continued)

The Company also sponsors a defined contribution plan (qualified plan). The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule. For the year ended December 31, 2025, the expenses associated with the 401(k) Savings Plan recorded in the Statement of Income and Comprehensive Income under employee compensation and benefits were $2,062.

## 14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2025, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank – France, the Lender:

| | |
|---|---|
| Subordinated loan due January 1, 2028 | $ 280,000 |

The loan matures on January 1, 2028, and bears interest at Secured Overnight Financing Rate ("SOFR") plus 124.3 basis points, which resets annually.

The subordinated loan agreement allows for the automatic extension of the maturity date for an additional year without further action by either the Lender or the Company unless the Lender notifies the Company on or before thirteen months prior to the maturity date that the loan, with a written copy to FINRA, will not be extended. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

# Crédit Agricole Securities (USA) Inc.

## Notes to Financial Statements (continued)

December 31, 2025
*(Dollars in Thousands)*

### 15. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2025, the Company had $3 in net foreign currency forward contracts outstanding.

### 16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2025, the Company had net capital of $1,586,427 which was 3158.41% of aggregate debit items of $50,229 and $1,584,927 in excess of its required net capital.

### 17. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

**17. Concentrations of Credit Risk (continued)**

Company.  In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company.  The Company does not anticipate non-performance by customers or counterparties in the situation described.  Based on the gross fair value of the financial instrument, the entity would incur if parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total carrying amount of the financial instruments.  The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.  At December 31, 2025, the Company's most significant concentration of credit risk was on the Statement of Financial Condition on the line item securities purchased under agreements to resell.  These are predominantly with our affiliates Credit Agricole – New York Branch and Paris Branch.

In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and monitors changes in collateral, as required

**18. Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2025, through February 26, 2026 the date the financial statements were issued and concluded that there were no material subsequent events to disclose or recognize.

# Supplemental Schedules

# Crédit Agricole Securities (USA) Inc.

## Schedule I

## Computation of Net Capital for Broker-Dealers Under Rule 15c3-1

December 31, 2025
*(Dollars in Thousands)*

**Net capital**

| | |
|---|---:|
| Total stockholder's equity | $ 1,545,565 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 280,000 |
| Total capital and allowable subordinated liabilities | 1,825,565 |
| | |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Financial instruments owned, at fair value | 99,810 |
| Securities purchased under agreements to resell | 12,300 |
| Receivables from brokers, dealers, and clearing organizations | 4,373 |
| Deferred tax assets | 10,337 |
| Other assets | 32,528 |
| Total non-allowable assets | 159,348 |
| | |
| Aged fails to deliver | 12,775 |
| Other deductions and/or charges | 22,131 |
| Total deductions and/or charges | 194,254 |
| | |
| Net capital before haircuts on securities positions | 1,631,311 |
| | |
| Haircuts on securities positions: | |
| U.S. government obligations | 1,526 |
| Corporate obligations | 43,358 |
| Total haircuts on securities | 44,884 |
| | |
| Net capital | $ 1,586,427 |
| Minimum net capital required (the greater of 2% of aggregate debit items or $1,500) | 1,500 |
| Excess net capital | $ 1,584,927 |

*There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part II FOCUS filing on January 25, 2026.*

# Crédit Agricole Securities (USA) Inc.

## Schedule II

## Computation for Determination of Customer Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2025
*(Dollars in Thousands)*

| | | |
|---|---|---:|
| **Credit balances:** | | |
| Free credit balances and other credit balances in customers' security accounts | $ | 17 |
| Customers' securities failed to receive | | 39,296 |
| Credit balances in firm accounts which are attributable to principal sales to customers | | 62,728 |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days | | -- |
| Total credit items | | 102,041 |
| | | |
| **Debit balances:** | | |
| Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection | | --- |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | --- |
| Failed to deliver of customers' securities not older than 30 calendar days | | 50,229 |
| Aggregate debit items | | 50,229 |
| Less 3% charge | | (1,507) |
| Total 15c3-3 debits | | 48,722 |
| | | |
| **Reserve computation:** | | |
| Excess of total credits over total debits | $ | 53,319 |
| | | |
| Required deposit | | None |
| | | |
| Amounts held on deposit in "Reserve Bank Account(s)", including $189,879 value of qualified securities, at end of reporting period | $ | 189,879 |
| New amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal, including $189,879 value of qualified securities | $ | 189,879 |

*There are no material differences between the audited Computation for Determination of Customer Reserve Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part II FOCUS filing on January 25, 2026.*

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

# Crédit Agricole Securities (USA) Inc.

## Schedule III

## Computation for Determination of PAB Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2025
*(Dollars in Thousands)*

| | | |
|---|---|---:|
| **Credit balances:** | | |
| Free credit balances and other credit balances in PAB security accounts | $ | 250 |
| PAB securities failed to receive | | – |
| Total PAB credits | | 250 |
| | | |
| **Debit balances:** | | |
| Debit balances in PAB accounts, excluding unsecured accounts and accounts doubtful of collection | | – |
| PAB securities borrowed to effectuate short sales | | – |
| Total PAB debits | | – |
| | | |
| Excess of total PAB credits over total PAB debits | $ | 250 |
| | | |
| Excess debits in customer reserve formula computation | $ | -- |
| | | |
| Amounts held on deposit in "Reserve Bank Account(s)", including $10,237 value of qualified securities, at end of reporting period | $ | 10,237 |
| | | |
| New amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal, including $10,237 value of qualified securities | $ | 10,237 |

*There are no material differences between the audited Computation for Determination of PAB Reserve Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part II FOCUS filing on January 25, 2026.*

*This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*

# Crédit Agricole Securities (USA) Inc.

## Schedule IV

## Information Relating to the Possession or Control Requirements for Broker-Dealers Under Rule 15c3-3

### December 31, 2025

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3 ........................................................ $   —

Number of items ........................................................ —

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ........ $   —

Number of items ........................................................ —

*There are no material differences between the audited Information Relating to the Possession or Control Requirements for Broker-Dealers included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part II FOCUS filing on January 25, 2026.*